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Washington, DC
[Baker & McKenzie Letterhead]
Baker & McKenzie LLP
660 Hansen Way
Palo Alto, CA 94304-1044, USA

Tel: +1 650 856 2400
Fax: +1 650 856 9299
www.bakernet.com
May 12, 2008
VIA EDGAR AND
FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Thomas Jones

Re:	Energy Recovery, Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Initially Filed April 1, 2008
File No. 333-150007
Dear Mr. Jones:
     On behalf of Energy Recovery, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter dated April 29, 2008 relating to the Company’s Registration Statement on Form S-1 (File No. 333-150007) (the “Registration Statement”).
     On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for the convenience of the Staff, we are providing copies of this letter and marked copies of Amendment No. 1 to Mr. Kartholy by overnight delivery.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1.
Prospectus Cover Page
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document.

The Company confirms that any preliminary prospectus it circulates will include all non-Rule 430A information.
Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

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Prospectus Summary
2.	Please revise so that the information in your summary is balanced and includes a more extensive and equally prominent summary of risks. We note, for example, that you provide separately captioned and explained bullets about your strengths on pages 2 and 3, but you provide only a brief reference to risks on page 3.

The Company has revised pages 3 and 4 of Amendment No. 1 in response to the Staff’s comment.

3.	The documentation you provided to support various factual statements regarding your industry and your leadership within that industry is insufficient because it is too abbreviated or does not explain the relationship between the attachment and the disclosure. Please furnish sufficient support for those statements. Please furnish complete copies of sources upon which you rely extensively, such as the Global Water Intelligence article “Desalination Markets 2007” so we can get a more comprehensive view of the industry and your purported leadership role. Please mark or highlight the information in the source materials that supports your disclosure.

The Company is providing Mr. Jones supplementally a complete copy of “Desalination Markets 2007,” and has marked the relevant information therein that supports the Company’s disclosure in Amendment No. 1 regarding its industry and its leadership position within that industry.

4.	Please reconcile the statement in item 24 of the binder that the proposed Carlsbad, California plant, which if constructed, would be the largest SWRO plant in the United States with the documentation provided in item 24 that other future proposed plants in the United States would have larger capacities, such as the proposed plants in San Francisco and San Onofre. Also, we note the current status is “looking for lower bids” in the source material. If the status is so preliminary in nature, explain why you believe it is material enough to be included in the summary. If you retain the reference, advise investors of its current status.

The Company advises the Staff that the proposed Carlsbad, California SWRO plant is in the final stages of the permit procurement process. The Company supplementally advises the Staff that other proposed plants, such as those in San Francisco and San Onofre, are in the initial stages of obtaining permits and as such, the Carlsbad plant likely will be built first and is being monitored closely by the industry and developers of such other proposed plants in California.

The Company has revised page 2 of Amendment No. 1 in response to the Staff’s comment.

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5.	Tell us whether the “Desalination Markets 2007” was prepared by an independent third party, whether it is publicly available, whether the registrant paid for the study, and whether the entity or person who prepared the report has consented to its references in your filing.

The Company supplementally advises the Staff that “Desalination Markets 2007” was prepared by Global Water Intelligence, a monthly journal providing analysis and strategic data on the international water market that is published by Media Analytics Ltd, a privately owned publishing and information services group. “Desalination Market 2007” is available for purchase at a price of £995 per copy. The Company did not pay for the studies contained in “Desalination Market 2007” and has obtained written consent from Global Water Intelligence for the references made to Global Water Intelligence in Amendment No. 1.
Use of Proceeds, page 19
6.	Please expand the appropriate section to provide the disclosure required by Item 505 of Regulation S-K.

The Company has revised page 89 of Amendment No. 1 in response to the Staff’s comment.
Capitalization, page 20
7.	Cash, cash equivalents and short-term investments are not a component of capitalization for purposes of this disclosure. Please delete that item from the table.

The Company has revised page 20 of Amendment No. 1 to remove this line item in response to the Staff’s comment.
Dilution, page 22
8.	Please expand the last paragraph to explain how the “share purchased” and “total consideration” would change in the table that precedes this paragraph, assuming all options and warrants were exercised.

The Company has revised page 22 of Amendment No. 1 in response to the Staff’s comment.
Selected Consolidated Financial Data, page 23
9.	You state that the consolidated operations data as of December 31, 2004 and 2003 are derived from [y]our audited consolidated financial statements. Tell us why footnote 4

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to Consolidated Statement of Operations Data says that earnings per share calculations for 2004 and 2003 are not audited.

The Company supplementally advises the Staff that earnings per share calculations for 2004 and 2003 were derived from the 2004 and 2003 audited consolidated financial statements, respectively, which are not included in the prospectus. Accordingly, the Company has revised pages 23 and 24 of Amendment No. 1 to remove footnote 4 in response to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
Critical Accounting Policies and Estimates, page 25
Stock-Based Compensation, page 28
10.	Please expand to disclose the intrinsic value of outstanding vested and unvested stock options based on the estimate offering price and the most recent balance sheet included in the filing.

The Company has revised page 28 of Amendment No. 1 in response to the Staff’s comment, and will provide the missing information once the initial public offering price range has been determined.

11.	It does not appear that management engaged an unrelated valuation specialist to perform contemporaneous valuations. Accordingly, we believe that MD&A should be expanded to provide the following information:
•	A description of the significant factors, assumptions and methodologies used in determining fair value as of each grant date. In that regard, the disclosure should more specifically address how you valued common shares underlying stock options granted in December 2007 and for any subsequent issuances.

•	A description of each significant factor contributing to the difference between fair value as of each grant date and the estimated offering price.
The Company has revised page 28 of Amendment No. 1 in response to the Staff’s comment.
Quarterly Results of Operations, page 34
12.	Please expand to clarify why EPC buying patterns lead to a higher proportion of sales in the fourth quarter.

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The Company has revised pages 34 and 35 of Amendment No. 1 in response to the Staff’s comment.
Liquidity and Capital Resources, page 35
13.	Please file as an exhibit your new credit agreement. We note the last full sentence on page 35.

The Company has filed the Loan and Security Agreement dated March 27, 2008 and the First Modification to the Loan and Security Agreement dated March 27, 2008 as Exhibits 10.16 and 10.16.1, respectively, to Amendment No. 1.
Supplier Concentration, page 37
14.	Please expand to discuss the material terms of your agreements with your material suppliers for your supply of ceramics. We note the disclosure in the second risk factor on page 10.

The Company has revised page 37 of Amendment No. 1 in response to the Staff’s comment.
Our Strategy, page 46
15.	Please provide us with independent support for your belief that the PX is currently the specified energy recovery device for a majority of the facilities in China.

The Company supplementally advises the Staff that its PX devices are currently installed in 28 desalination plants in China, which include the 36,000 cubic meter per day capacity desalination facility associated with the 4,000 megawatt YuHuan power plant. In addition, the Company supplementally advises the Staff that the PX is specified for the 100,000 cubic meter per day capacity SWRO project being built by Hyflux in Tianjin.

The Company has revised page 46 of Amendment No. 1 in response to the Staff’s comment to reflect the foregoing and to delete the statement that the Company believes the PX is currently the specified energy recovery device for a majority of the facilities in China.

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Compensation Discussion and Analysis, page 59
16.	Please review the Staff Observations in the Review of Executive Compensation Disclosure, dated October 9, 2007, and available on our website for specific guidance in the preparation of this discussion. In addition to the comments that follow, please consider the recommendations in this guidance, and revise your disclosure to provide a more comprehensive compensation discussion and analysis in your amended filing. We may have further comment.

The Company has reviewed the recommendations in the Staff Observations in the Review of Executive Compensation Disclosure and has provided a more comprehensive compensation discussion and analysis in Amendment No. 1 in response to the Staff’s comment.

17.	Please discuss how the specific compensation decisions in 2007 achieved each of the objectives mentioned in the list of bullets on page 59.

The Company has revised page 59 of Amendment No. 1 in response to the Staff’s comment.
Annual Review Process, page 59
18.	Please [sic] how you used compensation information from “comparable companies” and how the comparison affected your compensation decisions. Identify the companies to which the registrant compared itself, as well as the compensation components it used in that comparison.

The Company supplementally advises the Staff that the market data it used from the three benchmark salary survey firms for comparison purposes is proprietary, and as such, the Company is not permitted to identify the names of the companies used to compile the market data.

The Company has revised page 60 of Amendment No. 1 in response to the Staff’s comment.
Base Salary, page 60
19.	Please expand the discussion of the base salaries to describe in greater detail the factors that are taken into account in setting the base salary levels of your named executive officers.

The Company has revised page 60 of Amendment No. 1 in response to the Staff’s comment.

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Cash Bonuses, page 60
20.	Please revise to provide more specific quantitative information on the “key corporate goals” and “annual performance goals” that provided the basis for your cash bonuses in 2007.

The Company advises the Staff that it used certain non-public financial and other strategic objectives as the basis for calculating its executive cash bonuses in 2007. The Company believes that the disclosure of these non-public financial and strategic objectives would cause competitive harm by revealing the Company’s near-term strategy and other financial objectives and/or projections. Additionally, the Company believes that the disclosure of these non-public financial and strategic goals would increase the risk of its competitors attracting and hiring its key executives. The Company therefore respectfully requests that its specific annual performance and key corporate goals not be disclosed in the Registration Statement.

The Company has revised page 60 of Amendment No. 1 in response to the Staff’s comment to the extent practicable.

21.	It is not clear how the amounts in the bonus column of the summary compensation table and footnote 1 reconcile with your description in the second paragraph regarding how the bonus amounts were calculated for other than Mr. Michelet. Please revise the disclosure to explain.

The Company supplementally advises the Staff that it presented separately the holiday bonuses in the Bonus column of the summary compensation table from the annual performance bonuses in the Non-Equity Incentive Plan Compensation column to avoid possible confusion that the total bonuses exceeded the stated bonus percentage in the second paragraph of page 60 of Amendment No. 1.

The Company has revised page 64 of Amendment No. 1 to combine the two bonus columns in the summary compensation table with revised footnotes in response to the Staff’s comment.

22.	Please explain what factors the board considered in determining the size of the $125,000 bonus to Mr. Michelet.

The Company has revised page 61 of Amendment No. 1 in response to the Staff’s comment.

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Equity Based Incentives, page 60
23.	Please describe with specificity how the factors considered led you to the equity based decisions made in 2007. Include a discussion of how the factors led to decisions about option grants for the different executive officers.

The Company has revised page 62 of Amendment No. 1 in response to the Staff’s comment.
Certain Relationships and Related Party Transactions, page 76
24.	Please provide the disclosure required by Item 404(b) of Regulation S-K.

The Company has revised page 76 of Amendment No. 1 in response to the Staff’s comment.
Financial Statements, page F-1
25.	Please update the financial statements when required by Rule 3-12 of Regulation S-X.

The Company will update the financial statements when required by Rule 3-12 of Regulation S-X.
Note 2. Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-8
26.	Regarding the specific product performance criteria, tell us about your contractual obligations if your products do not meet the performance criteria upon commissioning of the plant.

The Company supplementally advises the Staff that based upon the historical performance of more than 4,000 shipped PX devices over the last decade, of which approximately 2,000 have been installed, the Company establishes performance criteria primarily with respect to energy efficiency, flow rates and the mixture of brine and sea water. The Company’s related contractual obligations are conditioned upon proper operation of the plant by the customer or plant operator at specific plant flow rates. Customers are required to submit routine operating data reports to verify the plant is operating in a manner that complies with the contractual operating criteria. Although the specific performance obligations vary slightly from contract to contract, in general the Company provides performance guarantees only for large projects. To date, the Company had not encountered any instance in which its PX device was unable to meet the Company’s performance criteria.

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If the Company’s products do not perform in accordance with the specifications in a contract and the customer can document that it has operated the products in accordance with the Company’s operations and maintenance manuals, the Company would be obligated to trouble-shoot the devices to correct their performance, which may involve the replacement of defective components. In some cases, there is a deadline for making such corrections, typically within 20 or 30 days from the date the Company receives notice of a problem. In the event that the Company’s products fail to achieve the specified performance despite trouble-shooting efforts, then in some instances the Company would be required to pay performance penalty fees as specified in the contract.

The Company believes that the risks associated with unsatisfactory product performance are minimal due to the following factors:
•	the PX device is a standard, turnkey product, and the functionality of the device is identical for all customers;

•	the Company reviews the plant design and operations prior to commissioning of a plant;

•	representatives of the Company are present at the plant commissioning to provide supervision and training to the plant operators and to ensure a successful launch of the PX device;

•	the Company’s performance guarantees are conditioned upon proper operation of the plant at specific plant flow rates;

•	the Company has never paid any claim for the non-performance of its PX device, there are no such claims currently pending and the Company is not aware of any such potential claims;

•	every PX device undergoes a rigorous quality assurance inspection process starting with the high quality standards for the ceramic components, testing for micro tolerances in the finishing process, wet testing under pressure for every PX device that is shipped and for most large orders, witness testing by the customer before shipment whereby the customer signs off on its review and approval of the witness testing;

•	extensive beta testing in various commercial plants is undertaken under a variety of conditions before commercial launch of any new PX models; and

•	sea water reverse osmosis is a proven technology over several decades and there is a high degree of commonality in plant design and operation.

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Based on the foregoing, management has determined that the probability of the Company having to make performance penalty payments under its customer contracts is remote. In accordance with SFAS No. 5, Accounting for Contingencies, the Company has not recorded a loss contingency for the performance penalty fees. If circumstances or business practices change in the future, management will reassess the need to record a contingent liability.

27.	Tell us whether your arrangements ever include customer specified performance criteria. If so, tell us how you consider those criteria in recognizing revenue.

The Company supplementally advises the Staff that other than the performance criteria discussed in its response to Comment 26 above, the Company’s purchase arrangements do not involve special customized modifications or installations based on customer specified performance criteria.

28.	We see the extended period from shipment to final collection of the retention. It also appears that completion of the desalination facility is primarily responsibility of other entities. In a written response, please fully explain why it is appropriate to recognize revenue on the retention portion prior to successful commissioning of the facility. Tell us how you have concluded that your practices are consistent with guidance from SAB Topic 13.

The Company supplementally advises the Staff that the retention payments and duration of the payment terms are standard contractual terms for the large plant purchase arrangements based on industry standards for the Company’s EPC customers. Customers are obligated to pay 100% of the contract price with the final payment due upon product performance. The historical performance of the PX device is reasonably assured based on the technical specifications established by the Company’s standard operating procedures for the device.

In accordance with the guidance from SAB Topic 13A1, Selected Revenue Recognition Issues, the Company references the statement from paragraph 2 regarding Concepts Statement 5, paragraph 83(b), which states that “an entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.” Further, paragraph 84(a) states “the two conditions (being realized or realizable and being earned) are usually met by the time product or merchandize is delivered or services are rendered to customers, and revenues from manufacturing and selling activities...are commonly recognized at time of sale (usually meaning delivery).”

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For most large orders, the customer performs witness testing at the Company’s site before shipment and, upon completion of such witness testing, the customer signs-off on its review and approval of the performance of the PX device.

Based on the Company’s business practices with its EPC customers, when the product is delivered the remaining undelivered elements typically are limited to supervision of customer personnel and training during the commissioning of the plant. The installation of the PX device is relatively simple, requires no customization and is performed by the customer under the supervision of Company personnel. The Company defers the fair value of the service and training component of the contract until such services and training are performed. Although the Company may agree to performance guarantees and retention payments, management concluded that the Company satisfies its contractual obligations when the product is delivered to the customer based on the following three key factors: 1) historical performance of the PX device; 2) the lack of concessions related to the final payments due to unsatisfactory performance of the PX product or other business purposes; and 3) the lack of requirement of any special customization in order for the PX device to operate in the various plants.

Although the Company deems the revenue earning process to be completed upon delivery of the product, it also evaluates the reasonable assurance of collection. As a standard procedure, management evaluates each contract and the Company’s relationship with the customer to determine if revenue should be deferred for the retention payments based on any collection concerns. Some of the factors the Company considers in connection with this assessment are the length of time the Company has worked with the customer, the customer’s reputation and relationship with its suppliers, and the duration and materiality of the retention payments. To date, based on the Company’s evaluations, it has not recorded any deferred revenue associated with the retention payments. Please also refer to the Company’s response to Comment 29 below for more details related to collection of the retention payments.

The Company advises the Staff that the period from shipment to final collection typically ranges from 12 to 24 months. In the Company’s subsequent review of its contracts, it determined that there are no contracts with payment terms extending to 36 months from shipment as previously disclosed in the Registration Statement. Accordingly, the Company has amended pages 8, 9, 26, 36, 50, F-9 and F-15 of Amendment No. 1 to reflect the foregoing.

29.	In light of the extended period from shipment to collection of the retention, please tell us how you determine and document that collection is reasonably assured.

The Company supplementally advises the Staff that with respect to the retention payment amounts due under customer contracts during 2005, 2006 and 2007, management assessed the reasonable assurance of collection and determined that the

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collections were highly probable. As a result, management has determined that the fourth criteria for revenue recognition under Staff Accounting Bulletin — Topic 13: Revenue Recognition (i.e., collectability is reasonably assured) has been met. The assessment was based on the following factors:
•	Industry standard — For the contracts related to larger plants, the Company’s EPC customers require extended retention payments from all of their suppliers. The Company does not offer exceptional terms to its EPC customers.

•	Performance of the PX device — Based on the history of the product consistently meeting or exceeding the performance criteria stated in the customer contracts, management believed that performance issues would be remote and that disputes over payment of the retention would not be related to the performance of the PX. The performance and related failure rates of the PX device are continuously monitored by the Company’s engineering team to ascertain any adverse changes in performance. In 2007, the Company decided to increase the length of time for its warranty on the ceramic component of the PX device based on its relatively low failure rate.

•	Customer satisfaction — The Company has several customers who have built and are operating more than one plant using the PX technology. For example, UTE Desaladora Skidka, Tedagua and UTE Desaladora Benisaf include mutual joint venture partners/owners to whom the Company has sold equipment in the past. Competitive products are and have been available, but the Company has not lost any major customers due to competition. In addition, some of the Company’s existing customers are currently designing new plant projects that will use the PX device versus products of the Company’s competitors.

•	Future support and spare parts — In addition to the sale and commissioning of the plants, the Company’s customers may need to procure spare parts for existing plants and new equipment for future plants. The PX is a proprietary product with no alternative source of part supply. Once the PX product is selected it would be prohibitively expensive for the PX to be removed from the plant for servicing. As such, the Company’s customers understand that a strong business relationship requires them to satisfy their payment obligations in order for the Company to provide support on existing contracts and to engage in future contracts for the sale of PX devices. Management believes these aspects of the Company’s business relationship, combined with customers’ satisfaction with the PX product performance, contribute to an extremely low number of product returns, a limited number of sales allowances issued and a strong collection rate.

•	Financial credit review — Before products are shipped, management researches the financial circumstances related to each joint venture project or individual

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EPC. Management’s assessment of the financial background of the Company’s large customers includes an in-depth understanding of their current financial resources and their historical performance and relationships with their suppliers. For the most part, these customers are either directly or indirectly funded by some of the largest engineering firms in the world, including businesses such as General Electric, Acciona and Doosan Heavy Industries.

•	Historical payment performance — The retention collection rate for 2005, 2006 and 2007 was 99%. As of December 31, 2007, only one customer had an unpaid balance in the amount of $134,000. This delay in payment has been resolved and a standby letter of credit has been received from the customer. This payment is due in June 2008.
30.	Tell us your collection history with regards to the unbilled receivables and the nature of any significant write-offs. Please also address any significant instances where you were required to perform under the collaterized letter of credit.

As discussed in the Company’s response to Comment 29, the Company has a 99% collection history with regards to unbilled receivables, and there have been no significant write-offs. The Company’s overall history with the collection of retention payments is as follows: as of December 31, 2007, $1.8 million of retention payments were contractually owed and billed to customers out of the $6.2 million of total retentions. In other words, approximately 30% of all retention payments were contractually owed and billed to customers. Of such amount, 99% has been paid or presented under standby letters of credit. The remaining retention payments totaling $4.4 million will be invoiced in future periods and management has determined that collectability of these amounts is reasonably assured based on management’s knowledge of the business partners and other key factors outlined in the Company’s response to Comment 29.

The Company further supplementally advises the Staff that it has never had a performance issue with a PX device that required the Company to perform under a collateralized letter of credit pursuant to the performance guarantee provisions in the customer contracts.
Note 9. Stockholders’ Equity, page F-23
Stock Option Plans, page F-24
31.	We see that the estimated fair value of a common share used in estimating the valuing stock options was $5 per share as of both June and December 2007. We also see the significant growth in your business in the second half of 2007. Please tell us why you believe $5 was an appropriate measure of fair value of a common share in December 2007. Describe to us the objective evidence and analysis which supports

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your determination of the fair value. Please update your response for any stock options or other stock issuances subsequent to December 31, 2007.

The Company advises the Staff that a private placement of 1,000,000 shares of its common stock was consummated in May 2007 at $5 per share, and the Company relied on this private placement for purposes of determining the fair market value of its common stock. The Company supplementally advises the Staff that, in connection with the private placement, the Company issued a private placement memorandum that was produced by Poten Capital Services, the Company’s independent financial advisor. The private placement memorandum projected revenue of $35.1 million for 2007, which was very close to the Company’s actual revenue of $35.4 million for 2007. Because the Company only met the expectations of investors in 2007, management did not believe there was any reason to adjust the fair market value of the Company’s common stock in December 2007 or the first quarter of 2008.

In March 2008, the Company retained the services of Finance Scholars Group (“FSG”), an independent valuations firm that prepared the valuation of the Company's common stock for 2007, 2006 and 2005. The Company has revised page 28 of Amendment No. 1 to include the analysis conducted by FSG in its determination of the fair market value of the Company’s common stock during those years. The Company supplementally advises the Staff that pursuant to the terms of the engagement letter with FSG, the Company is not permitted to disclose FSG’s name in the Registration Statement.

Furthermore, in March 2008 the Company received a written offer from a reputable private equity fund to purchase $65 million of the Company’s common stock at $5 per share. While the Company did not accept this offer, it responded that it may re-evaluate the offer at a later date pending capital market conditions. Management believes that this offer corroborates its belief that the fair market value of the Company’s common stock remained at $5 per share as of March 2008, which value was used in estimating the value of stock options issued by the Company in the first quarter of 2008.

32.	Please tell us when discussions were initiated with your underwriter(s) about possible offering price ranges and provide us with a chronological bridge of management’s fair value per share determinations to the current estimated IPO price per share.

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The Company supplementally advises the Staff that it has not yet negotiated an offering price range with its underwriters. While the Company’s underwriters indicated possible valuations in early 2008, such valuations were very preliminary and were discussed prior to the completion of the Company’s 2007 audited financial results. The Company is expected to determine an offering price range soon based on prevailing market conditions, but in any event prior to the circulation of any preliminary prospectus. The Company further supplementally advises the Staff that the Company will not be issuing any additional stock options until its 2008 Equity Incentive Plan becomes effective, which will be immediately prior to the effectiveness of the Company’s initial public offering.

33.	Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

The Company notes the Staff’s position.
Warrants, page F-26
34.	We notice that you used the Black-Scholes option pricing model to value the warrants issued in July 2005 and the intrinsic value method for the warrants granted in November 2005, both apparently issued to an executive. Please clarify the disclosure to explain why you applied two different methods for warrants granted to an executive.

The Company has revised page F-26 and page II-2 of Amendment No. 1 in response to the Staff’s comment.
Recent Sales of Unregistered Securities, page II-2
35.	Please reconcile the issuance of warrants to purchase 550,000 shares of common stock in July and November 2005 with the disclosure on page F-26 of the issuance of 350,000 warrants in July and November 2005.

The Company has revised page II-2 of Amendment No. 1 in response to the Staff’s comment.
Exhibits and Financial Statement Schedules, page II-4
36.	Please include an updated accountants’ consent with any amendment to the filing.

Amendment No. 1 includes a currently dated consent of BDO Seidman LLP, and the Company will request that BDO Seidman LLP provide an additional consent for future amendments.

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Undertakings, page II-7
37.	Please note that due, in part, to the language of Rule 430C(d), the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise to include those undertakings.

The Company has revised page II-7 of Amendment No. 1 in response to the Staff’s comment.
Back Cover Graphic
38.	Please revise the graphic to more specifically explain what the dots signify with regard to your “presence” throughout the world.

The Company advises the Staff that the yellow dots indicate the locations where the PX device has been installed, and the red dots indicate the locations for the Company’s offices or branches, as the case may be. The Company has revised the back cover graphic of Amendment No. 1 to include the above clarification in response to the Staff’s comment.
Other Matters
          Pursuant to Rule 472, Amendment No. 1 is filed herewith in response to the Staff’s comments. The Company confirms that no additional material changes were made in Amendment No. 1 for reasons other than (i) in response to a specific Staff comment, (ii) as noted in this response letter and (iii) to correct certain disclosures that relate to the Company’s financial results.
          Please direct your questions or comments to Stephen J. Schrader of this office (415-576-3028) or me (650-251-5926). In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Schrader at 415-576-3099 and me at 650-856-9299. Thank you for your assistance.
Very truly yours,
/s/ Jenny C. Yeh
Jenny C. Yeh

cc:	Thomas Willardson Alan Denenberg, Esq.

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